U.S. Bank Global Fund Services
615 East Michigan Street
Milwaukee, Wisconsin 53202

September 18, 2024

VIA EDGAR TRANSMISSION

Ms. Valerie Lithomos
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Trust for Professional Managers (the “Trust”)
Securities Act Registration No: 333-62298
Investment Company Act Registration No: 811-10401
Jensen Quality Value Fund (S000028264)
Jensen Global Quality Growth Fund (S000067414)

Dear Mr. Lithomos,

The purpose of this letter is to respond to oral comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on September 16, 2024 regarding the Trust’s Post-Effective Amendment No. 863 (“PEA No. 863”) to its registration statement, filed on behalf of its series, the Jensen Quality Value Fund and the Jensen Global Quality Growth Fund (each a “Fund,” and together, the “Funds”). PEA No. 863 was filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “1933 Act”), on Form N‑1A on August 1, 2024 to reflect a change in name of the Jensen Quality Value Fund to the “Jensen Quality MidCap Fund” and to make revisions to each Fund’s principal investment strategies. A summary of the Staff’s comments, along with the Trust’s responses, is set forth below. Capitalized terms used herein have the same meaning as in PEA No. 863.

The Trust’s responses to your comments are as follows:

General Comments

1.Staff Comment: Please include the former name of the Jensen Quality MidCap Fund on the cover.

Response: The Trust responds by making the requested revision.

2.Staff Comment: Please file supplementary responses no later than five business days before filing the subsequent 485(b) amendment.

Response: The Trust responds by confirming that this correspondence is being submitted at least five business days before the filing of the subsequent 485(b) amendment.

Jensen Quality Mid Cap Fund - Prospectus - Fees and Expenses of the Fund

3.Staff Comment: Please provide a completed Fees and Expenses table as well as the completed Expense Example for the Fund five business days prior to effectiveness.

Response: The completed Fees and Expenses table as well as the completed Expense Example are attached as Appendix A.

4.Staff Comment: Please confirm supplementally that the Fund will have no acquired fund fees and expenses (“AFFE”) in its first year of operation. If the Fund will have AFFE of 0.01% or more, please add a separate line item to the “Fees and Expenses of the Fund” table for the Fund to disclose these fees.

Response: The Trust responds supplementally that the Fund commenced operations on March 31, 2010 and that for the fiscal year ended May 31, 2024, the Fund did not have AFFE to disclose in the Fees and Expenses table.

Jensen Quality Mid Cap Fund - Prospectus - Principal Risks of Investing in the Fund

5.Staff Comment: Please consider including a cybersecurity risk.

Response: The Trust responds by noting that Item 9 of the prospectus contains a cybersecurity risk applicable to both Funds.

Jensen Global Quality Growth Fund - Prospectus - Principal Investment Strategies

6.Staff Comment: Please elaborate on what is meant by “other similar criteria” either in Item 4 or Item 9.

Response: The Trust responds by revising the Fund’s principal investment strategy in Items 4 and 9 as follows:

“The Adviser considers a company to be a “growth” company if it is determined by the Adviser to have above-average potential for growth in revenue, earnings, or cash flow~~, or other similar criteria~~. Additionally, the Adviser seeks companies that display positive performance in a variety of historical and future performance measurements, relative to the overall U.S. equity market, over a period of time. Examples of such characteristics include:

1.    Projected earnings growth based on expected five- to ten-year annual increase in operating earnings per share.

2.    Trailing revenue growth based on annualized revenue growth for the previous five to ten years.

3.    Trailing earnings growth based on annualized earnings per share growth for the previous five to ten years.

4.    The company’s ability to grow its business from free cash flow over an extended period of time.

The list above is not exclusive and there is no single factor that is determinative of whether the Adviser considers a company to be a “growth” company.”

SAI – Fundamental Investment Restrictions

7.Staff Comment: Please revise the concentration sentence to address the Fund’s ability to concentrate in any particular industry, or “group of industries” consistent with Section 8(b)(1) of the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: The Trust respectfully declines to make the requested revision as the fundamental investment restriction for each Fund cannot be changed without the approval of Fund shareholders. However, the Trust will add the clarifying disclosure included below with respect to each Fund following the lists of fundamental investment restrictions:

With respect to Fundamental Investment Restriction No. 2 for each Fund, consistent with Section 8(b)(1) of the 1940 Act, a Fund will not concentrate its investments in any one industry or group of industries if, as a result, 25% or more of the Fund’s assets will be invested in such industry or group of industries.

* * * * * *

If you have any additional questions or require further information, please contact Jay Fitton at (513) 520-5925.

Sincerely,

/s/ John P. Buckel

John P. Buckel
President and Principal Executive Officer
Trust for Professional Managers

Appendix A

Jensen Quality MidCap Fund

[TPM to insert Fees and Expenses and Example sections]

Jensen Global Quality Growth Fund

[TPM to insert Fees and Expenses and Example sections]